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811-08367

For Immediate Release

December 10, 2007

Contact:

Laura Fay 617.210.3867                                                  Lauren Sawyers 704.715.4561
Evergreen Investments                                                    Evergreen Investments

lfay@EvergreenInvestments.com                                     lsawyers@EvergreenInvestments.com

EVERGREEN INVESTMENTS ANNOUNCES PROPOSED FUND MERGERS

BOSTON – Evergreen Investments today announced that the Board of Trustees of the Evergreen Funds has approved the merger of the following funds (“Target Funds”) into Evergreen Municipal Bond Fund (EKEAX):

Evergreen Alabama Municipal Bond Fund (EALAX)

Evergreen Connecticut Municipal Bond Fund (ECTAX)

Evergreen Georgia Municipal Bond Fund (EGAAX)

Evergreen Maryland Municipal Bond Fund (EMDAX)

Evergreen New Jersey Municipal Bond Fund (ENJAX)

Evergreen New York Municipal Bond Fund (EOYAX)

Evergreen South Carolina Municipal Bond Fund (EGASX)

Evergreen Virginia Municipal Bond Fund (EGVRX)

The Trustees have determined that the mergers are in the best interests of each fund.  If shareholders of each fund approve the mergers, it is currently expected that the mergers will result in potentially lower expenses for shareholders of the Target Funds. The mergers are expected to be a non-taxable event for shareholders of the Target Funds for federal income tax purposes.

Effective immediately, Director and Senior Portfolio Manager Mathew Kiselak—who manages Evergreen Municipal Bond Fund—will assume sole portfolio management responsibility for the Target Funds.  Kiselak will also assume sole portfolio management responsibility for Evergreen California Municipal Bond Fund, Evergreen Intermediate Municipal Bond Fund and Evergreen Short-Intermediate Municipal Bond Fund. With over 19 years industry experience, Kiselak has been with Evergreen or one of its predecessor firms since 2000.

Evergreen Municipal Bond Fund seeks current income exempt from federal income tax, other than the alternative minimum tax, as part of a long-term strategy of achieving tax-advantaged total return.  Evergreen Municipal Bond Fund normally invests at least 80% of its assets in investment grade municipal securities, the interest from which is exempt from federal income taxes, other than the alternative minimum tax.

Each merger is subject to the approval by of the Target Fund's shareholders. A shareholder meeting has been scheduled for March 20, 2008 at 10:00 a.m. at the offices of the Evergreen Funds, 200 Berkeley Street, 26th Floor, Boston Massachusetts 02116. The close of business on December 31, 2007 has been fixed as the record date for the shareholder meeting.  Pending shareholder approval, the merger is proposed to take place on or about Friday, April 11, 2008.

After definitive proxy materials have been filed with the Securities and Exchange Commission, shareholders of the Target Funds will receive prospectus/proxy statements relating to the proposed mergers. Shareholders of the Target Funds are urged to read the prospectus/proxy statement carefully as it contains important information. Once definitive proxy materials are on file with the Securities and Exchange Commission, the prospectus/proxy statement and other relevant documents will be available at no charge from the SEC's web site at www.sec.gov or by calling 800-343-2898.  This document does not constitute an offer of any securities for sale.

An investor should consider the funds' investment objectives, risks, charges and expenses carefully before investing or sending money.   This and other important information about the investment company can be found in the fund prospectus.  To obtain a prospectus, please contact your financial advisor or visit EvergreenInvestments.com.  Please read the prospectus carefully before investing.

An investment in a mutual fund may lose value and is subject to investment risk, including possible loss of your original investment; is not guaranteed to achive its investment goal; is not insured, endorsed or guaranteed by the FDIC or any other government agency; and is not a deposit with or issued or guaranteed by any bank.

Each fund's investment objective may be changed without a vote of the fund's shareholders. Derivatives involve additional risks including interest rate risk, credit risk, the risk of improper valuation and the risk of non-correlation to the relevant instruments they are designed to hedge or to closely track. High yield, lower-rated bonds may contain more risk due to the increased possibility of default. The fund's yield will fluctuate and there can be no guarantee that the fund will achieve its objective or any particular tax-exempt yield. Income may be subject to federal alternative minimum tax as well as local or other income taxes. The return of principal is not guaranteed due to fluctuation in the fund's NAV caused by changes in the price of individual bonds held by the fund and the buying and selling of bonds by the fund. Bond funds have the same inflation, interest rate and credit risks as individual bonds. Generally, the value of bond funds rises when prevailing interest rates fall, and falls when interest rates rise.

Evergreen funds are distributed by Evergreen Investment Services, Inc. 200 Berkeley Street, Boston, MA  02116

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business. Wachovia Global Asset Management is the brand name under which Evergreen Investments conducts sales and distribution business outside of the United States. Combined, the groups serve more than four million individual and institutional investors through a broad range of investment products.  Led by 300 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management.  Evergreen Investments manages more than $285 billion in assets (as of September 30, 2007).  Please visit EvergreenInvestments.com for more information about Evergreen Investments.

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